MAXIM INTEGRATED PRODUCTS, INC.
1996 STOCK INCENTIVE PLAN

RESTRICTED STOCK UNIT AGREEMENT
FOR NON-U.S. GRANTEES

MAXIM INTEGRATED PRODUCTS, INC., a Delaware corporation (the "Company"), pursuant to its 1996 Stock Incentive Plan (the "Plan") has granted to Grantee, the Grantee named on the Notice of Grant of Restricted Stock Unit (the "Grant Notice"), which has been delivered to Grantee separately, an award of restricted stock units (the "Restricted Stock Units"), subject to all of the terms and conditions in the Grant Notice, this Agreement, any country-specific appendix for Grantee's country of residence (the "Appendix") and the Plan. Unless otherwise defined herein, capitalized terms shall have the meaning ascribed to such terms in the Plan.

1.   Company's Obligation to Pay. Each Restricted Stock Unit represents a value equal to the Fair Market Value of a Share on the date it becomes vested. Unless and until the Restricted Stock Units will have vested in the manner set forth in Sections 2 and 3, Grantee will have no right to payment of any such Restricted Stock Units. Prior to actual payment of any vested Restricted Stock Units, such Restricted Stock Unit will represent an unsecured obligation of the Company, payable (if at all) only from the general assets of the Company.

2.   Vesting Schedule. Subject to Section 3, the Restricted Stock Units awarded by this Agreement will vest in Grantee according to the vesting schedule set forth on the Grant Notice, subject to Grantee's Continuous Status as an Employee, Director or Consultant through each such date.

3.   Forfeiture upon Termination of Continuous Status as an Employee, Director or Consultant. Notwithstanding any contrary provision of this Agreement, if Grantee's Continuous Status as an Employee, Director or Consultant ceases for any or no reason, the then-unvested Restricted Stock Units awarded by this Agreement will thereupon be forfeited at no cost to the Company and Grantee will have no further rights thereunder.

4.   Payment after Vesting. Any Restricted Stock Units that vest in accordance with Section 2 will be paid to Grantee (or in the event of Grantee's death, to his or her estate) in whole Shares, subject to Grantee satisfying any applicable Tax-Related Items as set forth in Section 6.

5.   Payments after Death. Any distribution or delivery to be made to Grantee under this Agreement will, if Grantee is then deceased, be made to Grantee's legal heirs. Any such transferee must furnish the Company with (a) written notice of his or her status as legal heir, and (b) evidence satisfactory to the Company to establish the validity of the transfer and compliance with any laws or regulations pertaining to said transfer.

6.   Withholding of Taxes. Regardless of any action the Company and/or the Subsidiary or affiliate employing Grantee (the "Employer") take with respect to any or all income tax (including federal, state, and/or local taxes), social insurance, payroll tax, payment on account or other tax-related withholding ("Tax-Related Items"), Grantee acknowledges that the ultimate liability for all Tax-Related Items legally due by Grantee is and remains Grantee's responsibility and that the Company and/or the Employer (i) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Restricted Stock Units, including the grant of the Restricted Stock Units, the vesting of Restricted Stock Units, the payment of the Restricted Stock Units in Shares or in cash, the subsequent sale of any Shares acquired at vesting and the receipt of any dividends; and (ii) do

not commit to structure the terms of the grant or any aspect of the Restricted Stock Units to reduce or eliminate the Grantee's liability for Tax-Related Items.

Notwithstanding any contrary provision of this Agreement, no certificate representing the Shares will be issued to Grantee, unless and until satisfactory arrangements (as determined by the Administrator) will have been made by Grantee with respect to the payment of all Tax-Related Items which the Company determines must be withheld with respect to such Shares so issuable. The Administrator, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit Grantee to satisfy Tax-Related Items, in whole or in part by one or more of the following (without limitation): (a) paying cash, (b) withholding from the Grantee's wages or other cash compensation paid to Grantee by the Company and/or the Employer, (c) have the Company withhold otherwise deliverable Shares, provided that the Company only withholds the amount of Shares necessary to satisfy the minimum statutory withholding amount or such other amount as may be necessary to avoid adverse accounting treatment, or (d) selling a sufficient number of such Shares otherwise deliverable to Grantee (on Grantee's behalf and at his or her direction pursuant to this authorization) through such means as the Company may determine in its sole discretion (whether through a broker or otherwise). If the obligation for Tax-Related Items is satisfied by withholding in Shares, Grantee is deemed to have been issued the full number of Shares subject to the vested Restricted Stock Units, notwithstanding that a number of the Shares are held back solely for the purpose of paying the Tax-Related Items due as a result of any aspect of the Restricted Stock Units.

If Grantee fails to make satisfactory arrangements for the payment of any Tax-Related Items hereunder at the time any applicable Shares otherwise are scheduled to vest pursuant to Section 2, Grantee will permanently forfeit such Shares and the Shares will be returned to the Company at no cost to the Company.

7. Acknowledgment of Nature of Plan and Restricted Stock Units. In accepting the Award, Grantee acknowledges that:

(a) the Plan is established voluntarily by the Company, it is discretionary in nature and may be modified, amended, suspended or terminated by the Company at any time, unless otherwise provided in the Plan;

(b) the Award of Restricted Stock Units is voluntary and occasional and does not create any contractual or other right to receive future Awards of Restricted Stock Units, or benefits in lieu of Restricted Stock Units even if Restricted Stock Units have been awarded repeatedly in the past;

(c) all decisions with respect to future Awards, if any, will be at the sole discretion of the Company;

(d) Grantee's participation in the Plan is voluntary;

(e) Restricted Stock Units are an extraordinary item that does not constitute compensation of any kind for services of any kind rendered to the Company or to the Employer, and which is outside the scope of Grantee's employment contract, if any;

(f) Restricted Stock Units are not part of normal or expected compensation or salary for any purposes, including, but not limited to, calculation of any severance, resignation, termination, redundancy, end of service payments, bonuses, long-service awards, variable compensation, pension, retirement or welfare benefits or similar payments and in no event should be considered as compensation for, or relating in any way to, past services for the Company or the Employer;

(g)   this Agreement, the transactions contemplated hereunder and the vesting schedule set forth herein do not constitute an express or implied promise of Grantee's Continuous Status as an Employee, Director or Consultant for the vesting period, for any period, or at all, and will not interfere with the Grantee's right or the right of the Company or the Employer to terminate Grantee's Continuous Status as an Employee, Director or Consultant at any time;

(h)   in the event that Grantee is not an Employee, Director or Consultant of the Company, the Award and Grantee's participation in the Plan shall not be interpreted to form an employment contract or relationship with the Company; and furthermore, the Award of Restricted Stock Units and Grantee's participation in the Plan will not be interpreted to form an employment contract with any Subsidiary or affiliate of the Company;

(i)   the future value of the underlying Shares is unknown and cannot be predicted with certainty;

(j)   in consideration of the Award, no claim or entitlement to compensation or damages arises from termination of the Award, and no claim or entitlement to compensation or damages shall arise from any diminution in value of the Award of Restricted Stock Units or Shares received upon vesting of Restricted Stock Units resulting from termination of the Grantee's Continuous Status as an Employee, Director or Consultant by the Company or the Employer (for any reason whatsoever and whether or not in breach of local labor laws) and Grantee irrevocably releases the Company and the Employer from any such claim that may arise; if, notwithstanding the foregoing, any such claim is found by a court of competent jurisdiction to have arisen, then, by accepting this Agreement, Grantee shall be deemed irrevocably to have waived his or her entitlement to pursue such claim;

(k)   in the event of termination of Grantee's Continuous Status as an Employee, Director or Consultant (whether or not in breach of local labor laws), Grantee's right to receive Restricted Stock Units and vest under the Plan, if any, will terminate effective as of the date that Grantee is no longer actively employed or actively rendering services and will not be extended by any notice period mandated under local law (*e.g.*, active employment or service would not include a period of "garden leave" or similar period pursuant to local law); the Administrator shall have the exclusive discretion to determine when Grantee is no longer actively employed or actively rendering services for purposes of the Award of Restricted Stock Units;

(l)   the Company is not providing any tax, legal or financial advice, nor is the Company making any recommendations regarding participation in the Plan; and

(m)   Grantee is hereby advised to consult with his or her personal tax, legal and financial advisors regarding participation in the Plan before taking any action related to the Plan.

8.   <u>Rights as Stockholder</u>. Neither Grantee nor any person claiming under or through Grantee will have any of the rights or privileges of a stockholder of the Company in respect of any Shares deliverable hereunder unless and until certificates representing such Shares will have been issued, recorded on the records of the Company or its transfer agents or registrars, and delivered to Grantee.

9.   <u>Notices</u>. Any notice to be given to the Company under the terms of this Agreement will be addressed to the Company, in care of Stock Administration at Maxim Integrated Products, Inc., 4401 South Beltwood Parkway, Dallas, TX 75244, with a copy to the Corporate Secretary at 120 San Gabriel Drive, Sunnyvale, CA 94086, United States of America, or at such other address as the Company may hereafter designate in writing. Any notices provided for in this Agreement or the Plan shall be given in writing (including electronic mail) and shall be deemed effectively given upon receipt or, in the case of notices delivered by the Company to Grantee, five (5) days after deposit in the United States mail,

postage prepaid, addressed to Grantee at the address specified above or at such other address as Grantee hereafter designate by written notice to the Company.

10. Grant is Not Transferable. Except to the limited extent provided in Section 5, this grant and the rights and privileges conferred hereby will not be transferred, assigned, pledged or hypothecated in any way (whether by operation of law or otherwise) and will not be subject to sale under execution, attachment or similar process. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of this grant, or any right or privilege conferred hereby, or upon any attempted sale under any execution, attachment or similar process, this grant and the rights and privileges conferred hereby immediately will become null and void.

11. Binding Agreement. Subject to the limitation on the transferability of this grant contained herein, this Agreement will be binding upon and inure to the benefit of the heirs, legatees, legal representatives, successors and assigns of the parties hereto.

12. Additional Conditions to Issuance of Stock. If at any time the Company will determine, in its discretion, that the listing, registration or qualification of the Shares upon any securities exchange or under any U.S. state, U.S. federal, or local law, or the consent or approval of any governmental regulatory authority is necessary or desirable as a condition to the issuance of Shares to Grantee (or Grantee's estate), such issuance will not occur unless and until such listing, registration, qualification, consent or approval will have been effected or obtained free of any conditions not acceptable to the Company. The Company will make all reasonable efforts to meet the requirements of any such U.S. state, U.S. federal, or any local law or securities exchange and to obtain any such consent or approval of any such governmental authority.

13. Plan Governs. This Agreement is subject to all terms and provisions of the Plan. In the event of a conflict between one or more provisions of this Agreement and one or more provisions of the Plan, the provisions of the Plan will govern.

14. Administrator Authority. The Administrator will have the power to interpret the Plan and this Agreement and to adopt such rules for the administration, interpretation and application of the Plan as are consistent therewith and to interpret or revoke any such rules (including, but not limited to, the determination of whether or not any Restricted Stock Units have vested). All actions taken and all interpretations and determinations made by the Administrator in good faith will be final and binding upon Grantee, the Company and all other interested persons. No member of the Administrator will be personally liable for any action, determination or interpretation made in good faith with respect to the Plan or this Agreement.

15. Electronic Delivery. The Company may, in its sole discretion, decide to deliver any documents related to Restricted Stock Units awarded under the Plan or future Restricted Stock Units that may be awarded under the Plan by electronic means or request Grantee's consent to participate in the Plan by electronic means. Grantee hereby consents to receive such documents by electronic delivery and agrees to participate in the Plan through an on-line or electronic system established and maintained by the Company or a third party designated by the Company.

16. ***Data Privacy Notice and Consent. Grantee hereby explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of Grantee's personal data as described in this Agreement and any other documents related to the Award by and among, as applicable, the Employer, the Company, its Subsidiaries and affiliates for the exclusive purpose of implementing, administering and managing Grantee's participation in the Plan.***

Grantee understands that the Company and the Employer may hold certain personal information about Grantee, including, but not limited to, Grantee's name, home address and

telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any shares of stock or directorships held in the Company or its Subsidiaries and affiliates, details of all Restricted Stock Units or any other entitlement to shares of stock awarded, canceled, vested, unvested or outstanding in Grantee's favor, for the purpose of implementing, administering and managing the Plan ("Data"). Grantee understands that Data may be transferred to any third parties assisting in the implementation, administration and management of the Plan, that these recipients may be located in Grantee's country, or elsewhere, and that the recipient's country (e.g., the United States) may have different data privacy laws and protections than Grantee's country. Grantee understands that Grantee may request a list with the names and addresses of any potential recipients of the Data by contacting Grantee's local human resources representative. Grantee authorizes the recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for the exclusive purpose of implementing, administering and managing Grantee's participation in the Plan, including any requisite transfer of such Data as may be required to a broker, escrow agent or other third party with whom the Shares received upon vesting of the Restricted Stock Units may be deposited. Grantee understands that Data will be held only as long as is necessary to implement, administer and manage Grantee's participation in the Plan.

Grantee understands that Grantee may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing Grantee's local human resource representative. Grantee understands that refusal or withdrawal of consent may affect Grantee's ability to realize benefits under the Restricted Stock Units or otherwise participate in the Plan. For more information on the consequences of Grantee's refusal to consent or withdrawal of consent, Grantee understands that Grantee may contact Grantee's local human resources representative.

17.   Captions. Captions provided herein are for convenience only and are not to serve as a basis for interpretation or construction of this Agreement.

18.   Language. If Grantee has received this Agreement or any other document related to the Plan translated into a language other than English and if the translated version is different from the English version, the English version will control, unless otherwise prescribed by local law.

19.   Agreement Severable. In the event that any provision in this Agreement will be held invalid or unenforceable, such provision will be severable from, and such invalidity or unenforceability will not be construed to have any effect on, the remaining provisions of this Agreement.

20.   Appendix. Notwithstanding any contrary provision of this Agreement, this Award of Restricted Stock Units shall be subject to any special terms and conditions set forth in the Appendix for Grantee's country of residence, if any, which are incorporated by reference to this Agreement.

21.   Governing Law/Choice of Venue. This Agreement and the Award of Restricted Stock Units granted hereunder shall be governed by, and construed in accordance with, the laws of the State of California, U.S.A., without giving effect to the conflict of law principles thereof. For purposes of litigating any dispute that arises directly or indirectly from the relationship of the parties evidenced by this Award of Restricted Stock Units or this Agreement, the parties hereby submit to and consent to the jurisdiction of the State of California, U.S.A., and agree that such litigation shall be conducted only in the courts of Santa Clara County, California, U.S.A., or the federal courts for the United States for the Northern District of California, U.S.A., and no other courts, where this Award of Restricted Stock Units is made and/or to be performed.

By electronically approving the Award of Restricted Stock Units through the Smith Barney website, Grantee agrees to all of the terms and conditions described in this Agreement (including any Appendix) and in the Plan.

APPENDIX

MAXIM INTEGRATED PRODUCTS, INC.
1996 STOCK INCENTIVE PLAN

RESTRICTED STOCK UNIT AGREEMENT
FOR NON-U.S. GRANTEES

This Appendix includes additional terms and conditions that govern the Award granted to Grantee if Grantee resides in one of the countries listed herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Grant Notice, the Agreement or the Plan.

This Appendix also includes information regarding exchange controls and certain other issues of which Grantee should be aware with respect to the Grantee's participation in the Plan. The information is based on the securities, exchange control and other laws in effect in the respective countries as of May 2008. Such laws are often complex and change frequently. As a result, the Company strongly recommends that Grantee not rely on the information noted herein as the only source of information relating to the consequences of the Grantee's participation in the Plan because the information may be out of date at the time the Grantee acquires Shares or sells Shares acquired under the Plan.

In addition, the information is general in nature and may not apply to the Grantee's particular situation, and the Company is not in a position to assure Grantee of any particular result. Accordingly, Grantee is advised to seek appropriate professional advice as to how the relevant laws in the Grantee's country may apply to the Grantee's situation.

Finally, if Grantee is a citizen or resident of a country other than the one in which Grantee is currently working, the information contained herein may not be applicable to Grantee.

AUSTRALIA

Award Payable Only in Shares
Notwithstanding any discretion contained in the Plan, or any provision in the Agreement to the contrary, Restricted Stock Units granted to Grantees in Australia shall be paid in Shares only and do not provide any right for Grantee to receive a cash payment.

Securities Law Information
If Grantee acquires Shares pursuant to the Award of Restricted Stock Units and Grantee offers Shares for sale to a person or entity resident in Australia, the offer may be subject to disclosure requirements under Australian law. Grantee should obtain legal advice on disclosure obligations prior to making any such offer.

Exchange Control Notification
Exchange control reporting is required for cash transactions exceeding A$10,000 and international fund transfers. The Australian bank assisting with the transaction will file the report. If there is no Australian bank involved in the transfer, Grantee will be required to file the report.

AUSTRIA

Exchange Control Notification
If Grantee holds Shares obtained through the Plan outside Austria (even if held outside of Austria with an Austrian bank), Grantee must submit an annual report to the Austrian National Bank using the form "*Standmeldung*." An exemption applies if the value of the securities held outside Austria as of December 31 does not exceed €5,000,000 or the value of securities as of any quarter does not exceed €30,000,000. The reporting date is December 31; the deadline for filing the report is March 31 of the following year.

When Shares are sold, there may be exchange control obligations if the cash received is held outside Austria. If the transaction volume of all cash accounts abroad exceeds €3 million, the movements and the balance of all accounts must be reported monthly, as of the last day of the month, on or before the fifteenth day of the following month by filing form "*Meldungen SI-Forderungen und/oder SI-Verpflichtungen*." If the value of all cash accounts abroad is below €3 million, no ongoing reporting requirements apply.

Consumer Protection Information
Under certain circumstances, Grantee may be entitled to revoke acceptance of the Agreement on the basis of the Austrian Consumer Protection Act (the "Act") under the conditions listed below, if the Act is considered to be applicable to the Agreement and the Plan:

    (i)   The revocation must be made within one week of the day Grantee accepted the Agreement; and

    (ii)   The revocation must be in written form to be valid. It is sufficient if Grantee returns the Agreement to the Company or the Company's representative with language which can be understood as a refusal to conclude or honor the terms contained in the Agreement. It is sufficient if the revocation is sent within the period discussed above.

CANADA

Award Payable Only in Shares
Notwithstanding any discretion contained in the Plan, or any provision in the Agreement to the contrary, Restricted Stock Units granted to Grantees in Canada shall be paid in Shares only and do not provide any right for Grantee to receive a cash payment.

Securities Law Information

Grantee is permitted to sell Shares acquired through the Plan through the designated broker appointed under the Plan, if any, provided the resale of Shares acquired under the Plan takes place outside of Canada through the facilities of a stock exchange on which the Shares are listed.

The following provisions will apply if Grantee is a resident of Quebec:

Language Consent. The parties acknowledge that it is their express wish that the Agreement, as well as all documents, notices and legal proceedings entered into, given or instituted pursuant hereto or relating directly or indirectly hereto, be drawn up in English.

Les parties reconnaissent avoir exigé la rédaction en anglais de cette convention ("Agreement"), ainsi que de tous documents exécutés, avis donnés et procédures judiciaries intentées, directement ou indirectement, relativement à ou suite à la présente convention.

Data Privacy Notice and Consent. This provision supplements Section 16 of the Agreement: Data Privacy Notice and Consent in the Agreement:

Grantee hereby authorizes the Company and the Company's representatives to discuss with and obtain all relevant information from all personnel, professional or not, involved in the administration and operation of the Plan. Grantee further authorizes the Company and any Subsidiary or affiliate and the Administrator to disclose and discuss the Plan with their advisors. Grantee further authorizes the Company and any Subsidiary or affiliate to record such information and to keep such information in your employee file.

CHINA

Exchange Control Notification

Grantee understands and agrees that, due to exchange control laws in China, Grantee may be required to immediately repatriate the proceeds from the sale of Shares and any dividends received in relation to the Shares to China. Grantee further understands that such repatriation of proceeds and dividends may need to be effected through a special exchange control account established by the Company or a Subsidiary or affiliate and Grantee hereby consents and agrees that the proceeds from the sale of Shares and any dividends received may be transferred to such special account prior to being delivered to the Grantee's personal account.

Furthermore, to facilitate compliance with any applicable laws or regulations in China, Grantee agrees and acknowledges that the Company (or a brokerage firm instructed by the Company) is entitled to immediately sell all Shares issued to Grantee at vesting (on behalf of Grantee and at the Grantee's direction pursuant to this authorization), either at the time of vesting or when Grantee ceases employment with the Employer, the Company or a Subsidiary or affiliate. In this event, the proceeds of the sale of the Shares, less any Tax-Related Items and broker's fees or commissions, will be remitted to Grantee in accordance with applicable exchange control laws and regulations.

FINLAND

There are no country-specific provisions.

FRANCE

Exchange Control Notification
If Grantee maintains a foreign bank account, Grantee is required to report such to the French tax authorities when filing his or her annual tax return.

GERMANY

Exchange Control Notification
Cross-border payments in excess of €12,500 must be reported monthly to a State Central Bank ("*Landeszentralbanken*"). If Grantee uses a German commercial bank to effect a cross-border payment in excess of €12,500 in connection with the purchase or sale of securities, the bank will make the report.

In addition, in the unlikely event that Grantee holds shares of stock exceeding 10% of the total capital of the Company, Grantee must report holdings in the Company on an annual basis.

HONG KONG

Award Payable Only in Shares
Notwithstanding any discretion contained in the Plan, or any provision in the Agreement to the contrary, Restricted Stock Units granted to Grantees in Hong Kong shall be paid in Shares only and do not provide any right for Grantee to receive a cash payment.

Securities Law Information
The Restricted Stock Units and the underlying Shares are granted only to eligible employees of the Company, its Subsidiaries or affiliates; they are not a public offer of securities. The contents of the Plan and Agreement have not been reviewed by any regulatory authority in Hong Kong and Grantee is advised to exercise caution in relation to the Award. If Grantee is in any doubt about any of the contents of the Plan documents, Grantee should obtain independent professional advice.

INDIA

Fringe Benefit Tax
By accepting the Award of Restricted Stock Units pursuant to the Agreement, Grantee consents and agrees to satisfy any liability for fringe benefit tax that may be payable by the Company and/or the Employer in connection with the Restricted Stock Units. Grantee understands that the Award is contingent upon the Grantee agreeing to assume liability for fringe benefit tax payable on the Award.

Further, by accepting the Award of Restricted Stock Units, Grantee agrees that the Company and/or the Employer may collect the fringe benefit tax from Grantee by any of the means set forth in Section 7 of the Agreement or any other reasonable method established by the Company. Grantee also agrees to execute any other consents or elections required to accomplish the foregoing, promptly upon request of the Company.

Exchange Control Notification
Grantee understands that he or she must immediately repatriate to India any proceeds from the sale of Shares acquired under the Plan and any dividends received in relation to the Shares, and convert the funds into local currency within a reasonable time of receipt. Grantee must obtain a foreign inward remittance certificate ("FIRC") from the bank where the foreign currency is deposited and maintain the FIRC as evidence of the repatriation of funds in the event the Reserve Bank of India or the Employer requests proof of repatriation.

ITALY

Exchange Control Notification
To participate in the Plan, Grantee must comply with exchange control regulations in Italy. Exchange control reporting is required if Grantee transfers cash to or from Italy in excess of €10,000 or the equivalent amount in U.S. dollars. Grantee may be exempt from this formality if the payments are made through an authorized broker resident in Italy, as that entity would comply with the reporting obligation. In addition, exchange control reporting is required if Grantee holds foreign investments outside of Italy in excess of €10,000 or the equivalent amount in U.S. dollars. If reporting is required, it must be done on Grantee's individual tax return.

Data Privacy. This consent replaces Section 16 of the Agreement: Data Privacy Notice and Consent in the Agreement:

Grantee hereby explicitly and unambiguously consents to the collection, use, processing and transfer, in electronic or other form, of Grantee's personal data as described in this section by and among, as applicable, the Employer, the Company and any Subsidiary or affiliate for the exclusive purpose of implementing, administering, and managing Grantee's participation in the Plan.

Grantee understands that the Employer, the Company and any Subsidiary or affiliate may hold certain personal information about Grantee, including, but not limited to, Grantee's name, home address and telephone number, date of birth, social insurance or other identification number, salary, nationality, job title, any shares of stock or directorships held in the Company or any Subsidiary or affiliate, details of all Restricted Stock Units, or any other entitlement to shares of stock awarded, canceled, exercised, vested, unvested or outstanding in Grantee's favor, for the exclusive purpose of implementing, managing and administering the Plan ("Data").

Grantee also understands that providing the Company with Data is necessary for the performance of the Plan and that Grantee's refusal to provide such Data would make it impossible for the Company to perform its contractual obligations and may affect Grantee's ability to participate in the Plan. The Controller of personal data processing is Maxim Integrated Products, Inc., with registered offices at 120 San Gabriel Drive, Sunnyvale, California 94086, United States of America, and, pursuant to Legislative Decree no. 196/2003, its Representative in Italy for privacy purposes is the Branch Office of Maxim Integrated Products (UK) Ltd., with its registered offices at Via Paracelso 22, Centro Direzionale Colleoni Palazzo Cassiopea 1 20041 Agrate Brianza (MI), Italy.

Grantee understands that Data will not be publicized, but it may be transferred to banks, other financial institutions, or brokers involved in the management and administration of the Plan. Grantee understands that Data may also be transferred to the independent registered public accounting firm engaged by the Company. Grantee further understands that the Company and/or any Subsidiary or affiliate will transfer Data among themselves as necessary for the purpose of implementing, administering and managing Grantee's participation in the Plan, and that the Company and/or any Subsidiary or affiliate may each further transfer Data to third parties assisting the Company in the implementation, administration, and management of the Plan, including any requisite transfer of Data to a broker or other third party with whom Grantee may elect to deposit any Shares acquired under the Plan. Such recipients may receive, possess, use, retain, and transfer Data in electronic or other form, for the purposes of implementing, administering, and managing Grantee's participation in the Plan. Grantee understands that these recipients may be located in or outside the European Economic Area, such as in the United States or elsewhere. Should the Company exercise its discretion in suspending all necessary legal obligations connected with the management and administration of the Plan, it will delete Data as soon as it has completed all the necessary legal obligations connected with the management and administration of the Plan.

Grantee understands that Data processing related to the purposes specified above shall take place under automated or non-automated conditions, anonymously when possible, that comply with the purposes for which Data is collected and with confidentiality and security provisions, as set forth by applicable laws and regulations, with specific reference to Legislative Decree no. 196/2003.

The processing activity, including communication, the transfer of Data abroad, including outside of the European Economic Area, as herein specified and pursuant to applicable laws and regulations, does not require Grantee's consent thereto, as the processing is necessary to performance of contractual obligations related to implementation, administration, and management of the Plan. Grantee understands that, pursuant to Section 7 of the Legislative Decree no. 196/2003, Grantee has the right to, including but not limited to, access, delete, update, correct, or terminate, for legitimate reason, the Data processing.

Furthermore, Grantee is aware that Data will not be used for direct-marketing purposes. In addition, Data provided can be reviewed and questions or complaints can be addressed by contacting Grantee's local human resources representative.

Plan Document Acknowledgment
By accepting the Award of Restricted Stock Units, Grantee acknowledges that he or she has received a copy of the Plan, has reviewed the Plan and the Agreement in their entirety and fully understands and accepts all provisions of the Plan and the Agreement.

In addition, by accepting the Award of Restricted Stock Units, Grantee further acknowledges that he or she has read and specifically and expressly approved the following sections in the Agreement: Section 7: Withholding of Taxes, Section 8: Acknowledgment of Nature of Plan and Restricted Stock Units, Section 11: Grant is Not Transferable, Section 12: Binding Agreement; Section 14: Governing Plan Document, Section 15: Administrator Authority, Section 16: Electronic Delivery, Section 19: Language, Section 22: Governing Law and the Data Privacy Consent above.

JAPAN

There are no country-specific provisions.

KOREA

Exchange Control Notification
Exchange control laws require Korean residents who realize US$500,000 or more from the sale of Shares to repatriate the proceeds to Korea within 18 months of the sale.

NETHERLANDS

Securities Law Information
Grantee should be aware of the Dutch insider trading rules which may impact the sale of Shares under the Plan. In particular, Grantee may be prohibited from effecting certain Share transactions if Grantee has insider information regarding the Company.

By accepting the Award and participating in the Plan, Grantee acknowledges having read and understood this Securities Law Information and acknowledges that it is the Grantee's responsibility to comply with the following Dutch insider trading rules:

Prohibition Against Insider Trading

Under Article 46 of the Act on the Supervision of the Securities Trade 1995, anyone who has "inside information" related to the Company is prohibited from effectuating a transaction in securities in or from the Netherlands. "Inside information" is knowledge of a detail concerning the issuer to which the securities relate that is not public and which, if published, would reasonably be expected to affect the stock price, regardless of the development of the price. The insider could be any employee of the Company or a Subsidiary or Affiliate in the Netherlands who has inside information as described above.

Given the broad scope of the definition of inside information, certain employees of the Company working at a Subsidiary or affiliate in the Netherlands (including Grantee) may have inside information and, thus, would be prohibited from effectuating a transaction in securities in the Netherlands at a time when Grantee had such inside information.

PHILIIPPINES

There are no country-specific provisions.

SINGAPORE

Securities Law Information
The offer of Restricted Stock Units and underlying Shares is being made on a private basis and is, therefore, exempt from registration in Singapore.

Director Notification Requirement
If Grantee is a director, associate director or shadow director of a Singaporean Subsidiary or affiliate of the Company, Grantee is subject to certain notification requirements under the Singapore Companies Act. Among these requirements is an obligation to notify the Singapore Subsidiary or affiliate in writing when Grantee receives an interest (*e.g.*, Restricted Stock Units, Shares) in the Company or any related companies. In addition, Grantee must notify the Singaporean Subsidiary or affiliate when Grantee sells Shares of the Company or any related company (including when Grantee sells Shares acquired through vesting of Restricted Stock Units). These notifications must be made within two days of acquiring or disposing of any interest in the Company or any related company. In addition, a notification must be made of interests in the Company or any related company within two days of becoming a director.

SPAIN

Exchange Control Notification

When receiving foreign currency payments derived from the ownership of Shares (*i.e.,* dividends or sale proceeds), Grantee must inform the financial institution receiving the payment of the basis upon which such payment is made. Grantee will need to provide the institution with the following information: (i) name, address, and fiscal identification number; (ii) the name and corporate domicile of the Company; (iii) the amount of the payment; the currency used; (iv) the country of origin; (v) the reasons for the payment; and (vi) further information that may be required.

If Grantee acquires Shares under the Plan and wishes to import the ownership title of such Shares (*i.e.,* share certificates) into Spain, Grantee must declare the importation of such securities to the DGPCIE.

Labor Law Acknowledgment

This provision supplements Section 7 of the Agreement: Acknowledgment of Nature of Grant and Restricted Stock Units:

By accepting the Restricted Stock Units, Grantee acknowledges that he or she understands and agrees to participation in the Plan and that he or she has received a copy of the Plan.

Grantee understands that the Company has unilaterally, gratuitously and discretionally decided to grant Restricted Stock Units under the Plan to individuals who may be employees of the Company or its Subsidiaries or affiliates throughout the world. The decision is a limited decision that is entered into upon the express assumption and condition that any grant will not economically or otherwise bind the Company or any of its Subsidiaries or affiliates on an ongoing basis. Consequently, Grantee understands that any grant is given on the assumption and condition that it shall not become a part of any employment contract (either with the Company or any of its Subsidiaries or affiliates) and shall not be considered a mandatory benefit, salary for any purposes (including severance compensation) or any other right whatsoever. Further, Grantee understands and freely accepts that there is no guarantee that any benefit whatsoever shall arise from any gratuitous and discretionary grant since the future value of the Restricted Stock Units and Shares is unknown and unpredictable. In addition, Grantee understands that this grant would not be made but for the assumptions and conditions referred to above; thus, Grantee understands, acknowledges and freely accepts that should any or all of the assumptions be mistaken or should any of the conditions not be met for any reason, then any grant of Restricted Stock Units shall be null and void.

SWEDEN

There are no country-specific provisions.

SWITZERLAND

There are no country-specific provisions.

TAIWAN

Exchange Control Notification
Individuals may acquire foreign currency (including proceeds from the sale of Shares of the Company) into Taiwan up to US$5,000,000 per year without justification.

There is no need to aggregate all remittances into Taiwan when calculating the limitation. If the transaction amount is TWD$500,000 or more in a single transaction, Grantee must submit a Foreign Exchange Transaction Form and also provide supporting documentation to the satisfaction of the remitting bank.

THAILAND

Exchange Control Notification
Grantee must immediately repatriate proceeds from the sale of Shares or the receipt of any dividends to Thailand. The funds must be converted into Thai Baht or deposited in a foreign currency bank account in Thailand within 360 days of remittance into Thailand. In the event that the amount of the proceeds from the sale of Shares is US$20,000 or its equivalent, or above, Grantee will be required to provide information associated with the source of such income on the Foreign Exchange Transaction Form to the authorized agent for reporting to an exchange control officer.

TURKEY

There are no country-specific provisions.

UNITED KINGDOM

Award Payable Only in Shares
Notwithstanding any discretion contained in the Plan, or any provision in the Agreement to the contrary, Restricted Stock Units granted to Grantees in United Kingdom shall be paid in Shares only and do not provide any right for Grantees in the United Kingdom to receive a cash payment.

Eligibility
Notwithstanding Section 5 of the Plan, or any provision or discretion in the Plan or the Agreement to the contrary, Restricted Stock Units may only be granted to Employees in

the United Kingdom. For the avoidance of doubt, Consultants based in the United Kingdom shall not be eligible to participate in the Plan.

Tax Acknowledgment
The following provisions supplement Section 6 of the Agreement: Withholding of Taxes:

Grantee agrees that if the Employer or the Company does not withhold or otherwise collect the full amount of Tax-Related Items that Grantee owes due to the vesting of the Restricted Stock Units or release, assignment or cancellation of the Restricted Stock Units (the "Chargeable Event") from Grantee within 90 days after the Chargeable Event or such other period as required by U.K. law (the "Due Date"), then the amount that should have been withheld or collected shall constitute a loan owed by Grantee to the Employer, effective on the Due Date. Grantee agrees that the loan will bear interest at the then-current Official Rate of Her Majesty's Revenue & Customs ("HMRC") and it will be immediately due and repayable by Grantee and the Company and/or the Employer may recover it at any time thereafter by any of the means referred to in Section 6 of the Agreement.

Notwithstanding the foregoing, if Grantee is an officer or executive director (as within the meaning of Section 13(k) of the U.S. Securities and Exchange Act of 1934, as amended), the terms of the provision above will not apply. In the event that Grantee is an officer or executive director and Tax-Related Items are not collected from or paid by Grantee by the Due Date, the amount of any uncollected Tax-Related Items may constitute a benefit to Grantee on which additional income tax and National Insurance Contributions may be payable. Grantee acknowledges the Company or the Employer may recover it at any time thereafter by any of the means referred to above in Section 6 of the Agreement. Grantee also authorizes the Company to withhold the transfer of any Shares unless and until the loan is repaid in full.

Joint Election
As a condition of Grantee's participation in the Plan and of the vesting of the Restricted Stock Units, Grantee agrees to accept any liability for secondary Class 1 National Insurance Contributions which may be payable by the Company and/or the Employer with respect to the Chargeable Event ("Employer NICs").

Without limitation to the foregoing, Grantee agrees to execute a joint election with the Company or the Employer, the form of such joint election being formally approved by HMRC (the "Joint Election"), and any other required consents or elections as provided to Grantee by the Company or the Employer. Grantee further agrees to execute such other joint elections as may be required between Grantee and any successor to the Company or the Employer.

If Grantee does not enter into a Joint Election, or if the Joint Election is revoked at any time by HMRC, the Restricted Stock Units shall cease vesting and become null and void, and no Shares shall be acquired under the Plan, without any liability to the Company, the Employer and/or any Subsidiary or affiliate.

Grantee further agrees that the Company and/or the Employer may collect the Employer NICs by any of the means set forth in Section 6 of the Agreement, as supplemented above.